Exhibit H

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE



SECURITIES AND EXCHANGE COMMISSION

          (Release No. 35-     )
                          -----

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

          August   , 2000
                 --

          Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

          Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by August __, 2000 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After August __, 2000, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

ENTERGY CORPORATION,  (70-[    ])
-------------------        ----

          Entergy Corporation ("Entergy"), a registered holding company, whose principal executive offices are at 639 Loyola Avenue, New Orleans, LA 70113, has filed an Application or Declaration pursuant to Sections 9(a), 10, 12(b), 12(c), 13(b) and 32(h)(4) of the Act and Rule 45, 46 and 54 thereunder. Entergy's public utility subsidiaries include Entergy Arkansas, Inc., Entergy Gulf States, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc., and Entergy New Orleans, Inc. (collectively, the "Entergy Operating Companies"). The Entergy Operating Companies provide public-utility service to approximately 2.5 million electric customers in portions of Arkansas, Louisiana, Mississippi, and Texas and 235,000 retail gas customers in portions of Louisiana.

          Entergy also engages through subsidiaries in various other energy-related and non-utility businesses. One of these subsidiaries, Entergy Power Marketing Corp. ("EPMC"), an "energy-related company" within the meaning of Rule 58, engages in marketing and trading of physical and financial energy commodities in wholesale and retail markets throughout the United States, subject to certain conditions.

          Entergy states that, on May 26, 2000, it entered into an agreement with Koch Energy, Inc. ("Koch"), an unaffiliated, privately-held diversified company, to form a new Delaware limited partnership to be called Entergy-Koch, LP ("Entergy-Koch"). Entergy-Koch will be the vehicle through which Entergy and Koch will combine certain discrete non-utility energy assets of the two companies and their respective subsidiaries. Specifically, subject to receiving any necessary regulatory approvals, Entergy will contribute to Entergy-Koch its ownership interest in EPMC, and Koch will contribute to Entergy-Koch its ownership interest in its energy trading and marketing subsidiary, Koch Energy Trading, Inc. ("KET"). EPMC and KET will thereupon be combined to form a single new energy marketing and trading company (referred to as "Trading Company"). In addition, the agreement contemplates that Koch will contribute to Entergy-Koch the common stock of its wholly-owned subsidiary, Koch Gateway Pipeline Company ("Gateway Pipeline"), which owns and operates an interstate natural gas pipeline system and related gas gathering and storage facilities. Gateway Pipeline will remain a separate subsidiary of Entergy-Koch.

          Koch and Entergy and certain of their affiliates have also agreed to form a joint venture under the laws of the United Kingdom ("UK Venture"), to which Entergy will contribute certain assets of Entergy Trading & Marketing, Ltd. ("ET&M"), a wholly-owned subsidiary of Entergy Power Development Corporation ("EPDC"). EPDC, a "foreign utility company" ("FUCO") under Section 33, is a direct wholly-owned subsidiary of Entergy that holds investments in foreign power development projects. EPDC formed ET&M in 1998 principally to trade energy commodities in order to manage the fuel supply and power sales risks of certain FUCOs owned by Entergy in the United Kingdom. Entergy and Koch may acquire and hold their interests in the UK Venture through Entergy-Koch or as a separate venture.

          Entergy states that the contributions to Entergy-Koch and to the UK Venture will be made pursuant to the terms of a Contribution Agreement. In addition to the assets and interests described above, the Contribution Agreement contemplates that the parties will also make contributions of cash to the ventures in amounts that will equalize (or "true-up") the values of the interests in EPMC, KET, Gateway Pipeline and ET&M. It is also contemplated that Entergy, indirectly through a non-utility subsidiary, will purchase certain energy accounts receivable created by KET and then contribute those receivables to Entergy-Koch as a means to equalize Entergy's and Koch's investments.

          Entergy represents that it is not proposing to transfer or contribute any assets of the Entergy Operating Companies to either venture and that Entergy's participation in the two ventures will not have any effect on the Entergy Operating Companies or on the rates or credit ratings of the Entergy Operating Companies. The Entergy Operating Companies will not have an ownership interest, directly or indirectly, in either venture and will not extend credit to or assume or become liable for any debts or obligations of either venture.

          Entergy states that all of the transactions relating to the formation of Entergy-Koch and the UK Venture and the intermediate entities that will hold Entergy's ownership interests in the ventures, the transfer of the Entergy assets and the additional contributions of cash will be carried out in accordance with the authorization that this Commission has heretofore granted by order dated June 22, 1999 (Holding Co. Act Release No. 27039). In this proceeding, Entergy is requesting approval for (a) Entergy to invest, from time to time through December 31, 20005, indirectly through Entergy-Koch or any other nonutility company up to $1.2 billion in specified types of energy-related, non-utility assets ("Energy-Related Assets"), including, initially, the stock of Gateway Pipeline; (b) the expansion of the energy marketing and brokering activities of Trading Company and of any other energy marketing affiliate of Entergy to include marketing and brokering of energy commodities in Canada; (c) the issuance of guaranties and other forms of credit support by Entergy-Koch on behalf or for the benefit of its or the UK Venture's direct and indirect subsidiaries; (d) the declaration and payment of dividends out of capital or unearned surplus by Entergy-Koch and its direct and indirect subsidiaries; and
(e), to the extent not otherwise permitted or exempt under the Commission's rules, the sale of goods and services by and between Entergy-Koch's subsidiaries and the Entergy Operating Companies and the nonutility subsidiaries of Entergy.

          Entergy states that it will fund its cash contributions to Entergy-Koch and purchases of energy receivables created by KET (which will immediately be contributed to Entergy-Koch), as well as any future acquisitions of or investments in Energy-Related Assets using available cash and/or the proceeds of financings previously authorized by the Commission or as authorized in other future proceedings. Accordingly, Entergy is not requesting authority in this proceeding to issue any additional securities.

          Entergy states that Energy-Related Assets would include, without limitation, natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities, that would be incidental to and would assist the Trading Company or any other energy marketing and brokering subsidiary of Entergy. Initially, Entergy proposes to acquire, indirectly through Entergy-Koch, the stock of Gateway Pipeline to be contributed to Entergy-Koch by Koch. Gateway Pipeline (formerly United Gas Pipe Line Company) owns and operates an interstate natural gas pipeline system that is engaged in gathering, storage and transportation of gas from the producing areas in Texas, Louisiana and the Gulf of Mexico, offshore Alabama and Mississippi. Gateway Pipeline owns approximately 9,000 miles of interstate pipeline (including both transportation and gathering lines), 31 compressor stations, and two gas storage facilities.

          In the future, Entergy proposes to acquire or construct other similar Energy-Related Assets through new or existing subsidiaries (including Entergy-Koch). Such Energy-Related Assets (or equity securities of companies owning such assets) may be acquired for cash or in exchange for stock or other securities of Entergy, or any combination of the foregoing. If common stock of

Entergy is used as consideration in connection with an acquisition of Energy-Related Assets, the market value thereof on the date of issuance will be counted against the proposed Investment Limitation. The principal amount or stated amount of any other securities issued as consideration will also be counted against the proposed Investment Limitation. Under no circumstances will Entergy acquire, directly or indirectly, any assets or properties that would cause the owner or operator thereof to be considered an "electric utility company" or "gas utility company" as defined under the Act.

          Entergy, on behalf of Trading Company (into which EPMC will be merged) and any other energy marketing and trading companies that it may hereafter acquire pursuant to Rule 58 or otherwise, requests authority to engage in marketing and brokering activities in Canada (in addition to the United States) and requests that the Commission reserve jurisdiction over such activities outside of the United States and Canada pending completion of the record.

          Entergy-Koch has requested authority to provide guaranties and other forms of credit support or enhancements on behalf or for the benefit of its or the UK Venture's direct and indirect subsidiaries (collectively, "Credit Support") from time to time through December 31, 2005, in an aggregate amount at any time outstanding not to exceed $2 billion, in addition to Credit Support that is exempt under Rules 45(b) and 52(b), provided that any Credit Support outstanding on December 31, 2005 shall terminate or expire in accordance with its terms.

          It is contemplated that Gateway Pipeline will continue to provide, as it currently does, gas transportation and ancillary services to Entergy Operating Companies in accordance with the terms of open-access tariffs on file with the Federal Energy Regulatory Commission. Other subsidiaries of Entergy-Koch (including Trading Company) may from time to time sell electricity and gas to, and purchase electricity and gas from, Entergy Operating Companies. It is not contemplated that the Entergy Operating Companies will sell any significant property, equipment or goods to Entergy-Koch or its subsidiaries.

          Entergy-Koch, on behalf of itself and its subsidiaries, requests authority to sell energy commodities other than electricity and natural gas to Entergy Operating Companies, including but not limited to oil, coal and risk management services and products, and, in connection therewith, requests an exemption under Section 13(b)(2) from Rules 90 and 91 permitting it to charge market prices determined without regard to Entergy-Koch's cost for any such goods or services. Entergy states that all such transactions will be in compliance with the terms of the settlement agreement entered into in October 1992 between the Entergy Operating Companies and the state regulatory commissions (other than the Louisiana Public Utility Commission ("LPUC")) in Entergy's service area and the affiliate interest conditions approved by the LPUC in May 1993 (collectively, the "Settlement Agreements"), which this Commission also approved by order dated June 22, 1999 (Holding Co. Act Release No. 27040).